UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

Dated:  September 10, 2008

Commission File Number: 333-151420

BRITANNIA BULK HOLDINGS INC.

Dexter House
2nd Floor
2 Royal Mint Court
London  EC3N 4QN
United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒                           Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation ST Rule 101(b)(1):

Yes ☐                           No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation ST Rule 101(b)(7):

Yes ☐                           No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                           No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

September 10, 2008:  Notice is hereby given that, effective on or about September 8, 2008, Britannia Bulk Holdings Inc terminated the services of its principal independent auditor, Grant Thornton LLP, (the “Former Accountant”).

The Former Accountant’s principal accountant report on the financial statements of Britannia Bulk Holdings Inc for the past fiscal year ended December 31, 2007, did not contain an adverse opinion or a disclaimer of opinion, nor was it qualified or modified as to uncertainty, audit scope or accounting principles.

The change in auditor was recommended and approved by Britannia Bulk Holdings Inc’s Audit Committee of its Board of Directors.

During the fiscal year ended December 31, 2007 and the subsequent two interim periods preceding such dismissal, Britannia Bulk Holdings Inc is not aware of any disagreements with the Former Accountant (whether resolved or unresolved) on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure.

Britannia Bulk Holdings Inc is not aware of any reportable events (as defined in Item 304(a)(1)(v) of Regulation S-K) that have occurred during the most recent fiscal year and the two subsequent interim periods preceding the dismissal of the Former Accountant.

Britannia Bulk Holdings Inc engaged PricewaterhouseCoopers LLP (the “New Accountant”) as its new independent registered public accounting firm effective on or about September 8, 2008.  This appointment has been approved by the Audit Committee of the Board of Directors of Britannia Bulk Holdings Inc.  The New Accountant will audit Britannia Bulk Holdings Inc’s financial statements for the year ending December 31, 2008 and will review its quarterly financial statements beginning with those prepared for the third quarter of fiscal year 2008.

During the two most recent fiscal years and the two interim periods preceding the appointment of the New Accountant, Britannia Bulk Holdings Inc has not consulted with the New Accountant regarding either (1) the application of accounting principles to a specified transaction (either completed or proposed) or the type of audit opinion that might be rendered on Britannia Bulk Holdings Inc’s financial statements, and neither a written report nor oral advice was provided to Britannia Bulk Holdings Inc that the New Accountant concluded was an important factor considered by Britannia Bulk Holdings Inc in reaching a decision as to the accounting or financial reporting issue; or (2) any matter that was either the subject of a “disagreement” (as defined in Regulation S-K, Item 304(a)(1)(iv)) or “reportable event” (as described in Regulation S-K, Item 304(a)(1)(v)).

Britannia Bulk Holdings Inc has provided the Former Accountant with a copy of the disclosure provided under this Report on Form 6-K and has advised them to provide Britannia Bulk Holdings Inc with a letter addressed to the U.S. Securities and Exchange Commission stating whether it agrees with the disclosure made herein and, if not, stating the respects in which it does not agree.  A copy of the Former Accountant’s response is attached hereto and incorporated herein by reference.

September 10, 2008

U.S. Securities and Exchange Commission

Office of the Chief Accountant

100 F Street, NE

Washington, DC 20549

Dear Sir or Madam:

We have read the Form 6-K of Britannia Bulk Holdings Inc dated September 10, 2008 and agree with the statements concerning our Firm contained therein.

Very truly yours,

/s/ Grant Thornton LLP

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

BRITANNIA BULK HOLDINGS INC

/s/ Fariyal Khanbabi
Date: September 10, 2008	Fariyal Khanbabi Chief Financial Officer and Director